Mail Stop 3561

							April 28, 2006


Curt White, President
Aztek Ventures Inc.
435 Martin Street, Suite 3080
Blaine, WA 98230

	Re:	Aztek Ventures Inc.
		Registration Statement on Form SB-2
		Filed April 13, 2006
		File No. 333-133295

Dear Mr. White:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.












      Comments

      1.	Many of the selling shareholders in your registration
statement appear as selling shareholders or control persons of other similar development stage companies that have filed resale registration statements, including Superior Networks Inc., Tech
Net
Communications Inc., Iguana Ventures Ltd., and Digital Ecosystems Corp. About 26 of Aztek`s selling shareholders appear as selling shareholders in one or more registration statements filed by these companies. In addition, several selling shareholders appear as selling shareholders in a pending registration statement filed by Claron Ventures Inc.

      Aztek`s management, Curt White and Teresa Rzepczyk, were selling shareholders in registration statements filed by Superior Networks (Mr. White and Ms. Rzepczyk), Tech Net Communications (Ms.
Rzepczyk) and Digital Ecosystems (Ms. Rzepczyk). Randy White, the brother of Aztek`s president, and two Aztek selling shareholders, Renotcka Rzepczyk (sister of Teresa Rzepczyk) and Mark McLean, were control persons of Superior Networks. Diane Travis, the control person of Tech Net Communications, is an Aztek selling shareholder.
Valentina Tuss, the control person of Digital Ecosystems, is an Aztek selling shareholder. One of the control persons of Iguana Ventures,
Vicki White, appears to be related to Aztek`s president.

      Apart from Claron Ventures, which has yet to become effective, all of the registrants noted above engaged in reverse acquisitions or reported intentions to acquire other parties shortly following effectiveness of their registration statements. For example, Tech Net Communications went effective on its registration statement in November 2002 and conducted a reverse acquisition in August 2003. Digital Ecosystems went effective in February 2005 and reported a letter of intent to acquire another business in November 2005.

      a.	Please revise your prospectus to disclose the
connections
between your selling shareholders and control persons and other similar registrants filing resale registration statements with the Commission. Please disclose the business combination activities of the other registrants following effectiveness of their registration statements.

      b.	Please revise your registration statement to comply with
Rule 419 as Aztek appears to be a company formed for the purpose of acquiring another unidentified business, given the pattern indicated above.









      c.	Please disclose the relationships among the selling
shareholders who are common to more than one registration statement.

2.	Please revise the signature section to include the signature of
Aztek`s principal accounting officer.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

	?	the action of the Commission or the staff, acting
pursuant
to delegated authority, 	in declaring the filing effective, does
not
relieve the company from its full 	responsibility for the adequacy
and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.










	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Goldie B. Walker, Financial Analyst, at
(202)
551-3234 or me at (202) 551-3790 with any questions.

				Sincerely,



						John D. Reynolds
						Assistant Director
						Office of Emerging Growth Companies



cc:  	Camlex Management (Nevada) Inc.
	8275 S. Eastern Avenue, Suite 200
	Las Vegas, NV  89123

	O`Neill Law Group PLLC
	435 Martin Street, Suite 1010
 	Blaine, WA  98230


Curt White, President
Aztek Ventures Inc.
April 28, 2006
Page 4